November 12, 2024

Michael Novogratz
Chief Executive Officer
Galaxy Digital Inc.
300 Vesey Street
New York, NY 10282

       Re: Galaxy Digital Inc.
           Amendment No. 5 to Registration Statement on Form S-4
           Filed July 26, 2024
           File No. 333-262378
Dear Michael Novogratz:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-4
Risk Factors
Risks Related to Cryptocurrencies and Digital Assets
Any inability to maintain adequate relationships with affiliates, page 98

1. We note your response to prior comment 4. Please revise your disclosure to include your response and state, if true, that you did not experience any losses or other material impact from your past accounts at and banking relationships with Silvergate
       Bank and Signature Bank.
Glossary, page 352

2. We note your response to prior comment 10 and definitions of "liquid staking" and
       "restaking." Please revise to clarify:
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Page 2

             How a user of liquid staking uses the receipt token to provide "liquidity and flexibility to [its] staked assets;"
             How restaking (where holders use representations of the original staked tokens as
           "collateral to participate in additional staking activities on secondary blockchains"
           and "to validate transactions or provide security on secondary networks") differs from liquid staking (where users use the "receipt token that represents their staked assets" in other decentralized finance applications); and
             Your role and participation in restaking protocols.
Notes to Condensed Consolidated Interim Financial Statements
Note 2: Significant Accounting Policies
Fees
Hosting fees, page F-10

3. We acknowledge your response to prior comment 13. Please address the following:
           Tell us whether you, as host, or your customer is the miner of record with the relevant mining pool operator. In your response, clarify:
           o Whether you or your customer has the contract with the mining pool operator; and
           o Whether the mining pool operator distributes the relevant share of bitcoin compensation to your wallet or to a wallet of your hosted customer.
             For the portion of your cash consideration related to bitcoin received from the mining pool operator, tell us the range of percentages of bitcoin and the weighted-
           average percentage for each period presented in your updated amended filing.
             Please tell us whether you or your customers have any other substantive rights
           (e.g., ability to unconditionally start and stop running hash computations) related to hosted mining machines.
Proprietary mining, page F-10

4. We acknowledge your response to prior comment 14. Please address the following:
           Paragraph BC391 of ASU 2014-09 contemplates that a renewal option could be described as a cancellation option with a longer contract. In addition, Question 7 of the FASB Revenue Recognition Implementation Q&As discusses that
"the
         periods covered by the termination provisions would be assessed in the same manner as renewal options (that is, whether the renewal options provide the customer a material right)." As Question 7 contemplates a termination option that can be exercised by either party, it is unclear why that termination option must be a unilateral option in order to be evaluated (in the same manner as a renewal option) as to whether it is a performance obligation in accordance with paragraph
         BC391 of ASU 2014-09 and ASC 606-10-55-42. As a result, please provide us your assessment as to whether the customer's termination/renewal option contains a material right and, if not, revise your disclosure to indicate that:
           o your contracts continuously renew;
           o therefore they have a duration of less than 24 hours;
           o the customer's termination/renewal option is not a material right and the
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Page 3

                reason therefor; and
            o as there is no material right, you have one single performance obligation.
             Notwithstanding your representation that you will revise the disclosure in your audited financial statements for the year ended December 31, 2024 once they are issued, please revise the policy in your annual financial statements to reflect the revisions made to this policy note and any revisions resulting from the preceding bullet.
Blockchain rewards, page F-11

5. You disclose blockchain rewards of $13.2 million for the quarter ended March 31,
       2024 on page F-23 and $6.7 million for the year ended December 31, 2023. On page
       F-26, you disclose that the majority of your staked digital assets are bonded to nodes that you operate. You also disclose on page 18 and elsewhere that you run validator nodes on the Ethereum, Solana, Celestia, Akash and Sui blockchains. Please address the following, anticipating an update of the financial information in your filing and note we may have additional comments after we see your response:
           Confirm for us that you reflect income from DeFi protocols in blockchain rewards. If not, tell us where you reflect income from DeFi protocols in your financial statements, including whether this income is recorded in multiple categories.
           Provide us with a disaggregated schedule of your blockchain rewards for the most recent financial period included in your amendment and the year ended December
           31, 2023 which reconcile to the total disclosed in your revenue footnote. In your disaggregated schedule, please include the amounts that represent:
             o self-staking on your own behalf;
             o staking you controlled for others (including staking validator node back-end support for the Lido platform as disclosed on page 229);
             o staking you conducted through others, separately identifying any mining through DeFi protocols; and
             o income (other than staking) from DeFi protocols (if applicable).

             For each of the three staking categories in the preceding bullet, quantify for us the blockchain rewards earned by network (e.g., Ethereum, Solana, Celestia, etc.).
Digital Assets
Digital assets associated with decentralized finance protcols, page F-13

6. We acknowledge your revised disclosure provided in response to prior comment 16.
       Please provide us an analysis for each material asset supporting your assertion that the protocol-specific digital assets you receive upon transferring digital assets to the relevant smart contract represent enforceable rights to or claims on the underlying digital assets that were transferred. In your response, explain how each protocol/smart contract is governed, how it functions, whether the protocol/smart contract is a legal contract, and if and how your rights or claims are legally enforceable. In addition, please tell us how you considered the need to expand your disclosure to discuss why you believe protocol-specific digital assets provide you with enforceable rights or
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Page 4

       claims on the underlying digital assets deposited to the decentralized protocols. In your response, tell us whether you believe this is an area of significant judgment that should be disclosed in accordance with ASC 235-10-50-3. Finally, please update the policy disclosure in your financial statements for the year ended December 31, 2023 consistent with disclosure changes made to your interim financial statements.
Digital Assets Borrowed, page F-15

7. Please tell us whether the description you provided of your borrowing arrangements includes a description of your borrowings from DeFi platforms and expand your disclosure accordingly.
8. We note that you describe your digital asset borrowings as hybrid instruments, with a liability host contract and an embedded forward element that meets the definition of a derivative on a standalone basis. Please tell us whether the embedded derivative that you bifurcate and recognize changes in fair value in your Net gain /
(loss) on digital
       assets line item includes changes in the fair value of the forward obligation within your borrowing arrangements to settle borrowing costs in digital assets. If not, please explain why with reference to the authoritative literature you relied upon and clarify if the change in fair value of the forward obligation related to the borrowing fee component is recorded in the borrowing costs component of transaction expenses and not net gain / (loss) on digital assets.
Note 4: Revenues, page F-23

9. Please tell us whether all of the revenues depicted in the table are from contracts with customers and your consideration of the guidance in ASC 606-10-50-4a. To the extent you determine that some of the revenue reflected in this table is not derived from contracts with customers, revise your disclosure to separately identify the income streams that are derived from contracts with customers. In this regard, we note from your response to prior comment 19 that you do not consider at least some DeFi protocols to be customers as defined in ASC 606.
Note 6: Digital Assets, page F-23

10.    We acknowledge your revised disclosure in response to prior comment 18.
Please
       address the following:
           Tell us why you removed the footnote (2) reference from the "total held on trading platforms" subtotals from the tables on pages F-24 and F-25 and removed inclusion of trading platforms from the text of the footnote, yet did not change the amount of borrowings supported by assets held on platforms at December 31,
          2023 from the $123.0 million amount previously presented. In this regard, we note from policy disclosure on pages F-13 and F-69 and from your May 13, 2024 response to comment 15 from our April 16, 2024 letter that assets on trading platforms support margin loans on those platforms.
           Revise the disclosure in the table in Note 4 of your annual financial statements on page F-82 to reflect the revisions made in the interim financial statements in response to prior comment 18 and in response to the preceding bullet, if appropriate, notwithstanding your representation that you will revise the
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Page 5

          disclosure in your audited financial statements for the year ended December 31,
          2024 once they are issued.
Digital Intangible Assets Associated with Decentralized Finance Protocols, page F-25

11. We acknowledge your response to prior comment 19. Please address the following:
           Provide us a detailed listing of the digital assets and related protocol that comprise the "other digital assets associated with decentralized finance protocols" in the tables on pages F-24 and F-25 as of December 31, 2023 and the most recent period when you update your financial statements.
           In your response you indicate that you do not consider DeFi protocols that do not issue receipt tokens, such as Maker and Compound V3, to be your customer under
         GAAP and that your interactions with these protocols do not impact your revenues. Tell us why you would deposit digital assets to these DeFi protocols if you apparently will not make a return on those assets. In your response, tell us:
           o whether the deposited assets are used as collateral to support borrowings from those DeFi protocols as indicated in your policy notes on pages F-14 and F-70; and
           o whether you recharacterize the deposited assets as another asset in your listings of DeFi protocol assets on pages F-27 and F-85. For example, clarify whether any wrapped bitcoin deposited in the Maker DeFi Protocol would be characterized as MakerDAO assets in those tables. If not, tell us what
              MakerDAO represents, noting that the Maker governance token is quoted as MKR and that the native token of the Maker protocol appears to be DAI, the token mentioned in your response to prior comment 15.
12.    Tell us how you transact with each of the Eigenlayer, Spark and MakerDAO
DeFi
       protocols. In your response, for each protocol, please address the following:
           Explain generally how each protocol works, including, but not limited to, whether it is a lending protocol, trading protocol, staking protocol, or some other protocol.
           Tell us the types of assets you deposit to these protocols.
           Tell us whether or not you received receipt tokens in return.
           Tell us what the protocol does with your deposited assets.
           Explain whether and, if so, how yield is earned and when it is distributed.
Significant Digital Asset Holdings, page F-27

13. Please tell us why the cost basis exceeds fair value for your digital assets not measured at fair value at both March 31, 2024 and December 31, 2023. In this regard, for digital intangible assets carried at cost less impairment, we note that ASC 350-30-
       35-19 indicates that after an impairment loss is recognized, the adjusted carrying amount becomes the new accounting basis.
 November 12, 2024
Page 6

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Joseph A. Hall